UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from to

Commission file number: 1-14603

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Retirement Plan for Field Underwriters

of MONY Life Insurance Company

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE MONY GROUP INC.

1740 Broadway

New York, New York 10019

Retirement Plan for Field Underwriters of

MONY Life Insurance Company

INDEX

Page(s)

Independent Auditors’ Report	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003	3

Notes to Financial Statements	4-12

Supplemental Schedules*:

Schedule of Assets (Held at End of Year) as of December 31, 2003	13

Schedule of Series of Reportable Transactions for the year ended December 31, 2003	14

Exhibit Index

Exhibit 23.1

*	All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

INDEPENDENT AUDITORS’ REPORT

To the Benefits Committee of the Board of Directors of

MONY Life Insurance Company:

We have audited the accompanying statements of net assets available for benefits of the Retirement Plan for Field Underwriters of MONY Life Insurance Company (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2003, and series of reportable transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York

May 14, 2004

Retirement Plan for Field Underwriters of

MONY Life Insurance Company

Statements of Net Assets Available for Benefits

As of December 31,

	2003	2002
ASSETS
Investments, at fair values:
MONY’s Pooled Accounts	$107,521,091	$90,521,560
MONY’s Guaranteed Interest Contracts	51,580,740	52,010,982
Mutual Funds	28,037,183	21,262,883
Common Stock Fund	1,079,423	1,257,449

Net Assets Available for Benefits	$188,218,437	$165,052,874

The accompanying notes are an integral part of these financial statements.

Retirement Plan for Field Underwriters of

MONY Life Insurance Company

Statement of Change s in Net Assets Available for Benefits

For the year ended December 31,

2003
Net Assets Available for Benefits, beginning of year	$165,052,874

Additions:
MONY’s Contributions	2,211,123
Interest Income	2,914,890
Net change in fair value of investments	29,581,149

Total Additions	34,707,162

Deductions:
Participants’ Benefits	11,258,645
Administrative Fees	282,954

Total Deductions	11,541,599

Net Increase	23,165,563

Net Assets Available for Benefits, end of year	$188,218,437

The accompanying notes are an integral part of these financial statements.

Retirement Plan for Field Underwriters of

MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 1. DESCRIPTION OF THE PLAN:

The following description is provided for general information purposes only. Participants should refer to the plan document for complete information.

A. General

The Retirement Plan for Field Underwriters of MONY Life Insurance Company (the “Plan”), a defined contribution money purchase pension plan, was adopted to provide retirement benefits for Field Underwriters in recognition of their career service with MONY Life Insurance Company (“MONY” or the “Company”). Field Underwriters who are hired under a career contract with MONY are eligible to participate in the Plan.

B. Contributions

MONY contributes an amount equal to 5% of the participant’s annual Benefit Bearing Career Contract earnings plus an additional 2% of such earnings in excess of the Social Security Old Age Survivor Disability Insurance wage base.

All Plan contributions are placed in the MONY Investment Plan and Retirement Plan Trust (the “Trust”). The assets of the Plan are invested in the following funds administered through the Trust: the Equity Growth Fund (invested in MONY’s Pooled Account No. 2), the Money Market Fund (invested in MONY’s Pooled Account No. 4), the Special Equity Fund (invested in the Special Equity Fund sub-account of MONY’s Pooled Account No. 10B), the Government Fixed Fund (“GFF”, invested in MONY’s Pooled Account No. 16-’99), the Public Bond Fund (invested in MONY’s Pooled Account No. 38), the Equity Income Fund (invested in MONY’s Pooled Account No. 40), Guaranteed Interest Contract Fund (“GIC Fund”, invested in GICs issued by MONY), the Managed/Balanced Fund (invested in the Dodge & Cox Balanced Fund), and the International Growth and Growth Funds (invested in the Enterprise Group of Funds Inc., a family of Mutual Funds sponsored by Enterprise Capital Management, Inc., which is a wholly-owned subsidiary of MONY).

Retirement Plan for Field Underwriters of

MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 1. DESCRIPTION OF THE PLAN: (Continued)

MONY also offers a Company Stock Fund (The “Common Stock Fund”) as an investment option. The Common Stock Fund uses “unit” accounting. As a unitized stock fund, the Common Stock Fund holds primarily MONY Group Inc. common stock and a small percentage of cash and short-term instruments, while members hold units of the Common Stock Fund.

MONY contributions to the Trust are used to purchase shares in the funds described above, as elected by the participant. A Plan participant is entitled to the vested value of accumulated shares credited to the participant’s account, including any earnings therefrom.

Unlimited transfers among the Pooled Accounts and the Mutual Funds are permitted per calendar year with the following restrictions:. Money transferred from the GIC Fund cannot be transferred back into this Fund for 90 days. Money transferred into or out of the International Growth Fund cannot be transferred again for 7 days. The GFF maintains balances from prior transfers and deposits; however, contributions and transfers are no longer permitted into this Fund.

C. Withdrawals

During active service, the Plan permits participants to withdraw voluntary deposits or company contributions plus interest credited thereon, subject to certain conditions. No partial withdrawal of the accumulated value of the voluntary deposits or company contributions can be made in an amount less than $500.

D. Vesting

MONY’s contributions fully vest after completion of five years of service, upon early or normal retirement under a career contract, or upon death while under an active career contract with MONY.

E. Forfeited Accounts

At December 31, 2003 and 2002, forfeited non-vested accounts totaled $487,770, and $490,673, respectively. These accounts will be used to reduce future MONY contributions, except as defined in the Plan. These accounts are reflected in the accompanying financial statements.

Retirement Plan for Field Underwriters of

MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 1. DESCRIPTION OF THE PLAN: (Continued)

F. Payment of Benefits

Participants terminating after at least five years of service with MONY, for causes other than death or retirement, may receive a deferred monthly income. The monthly income will be based on the amount in the participant’s account. Upon a married participant’s death prior to retirement or before his annuity starting date, the surviving spouse may elect an immediate straight-life annuity actuarially based on the present value of the participant’s vested accrued benefit, or they may elect an optional form of distribution provided by the Plan. Upon an unmarried participant’s death prior to retirement, the beneficiary will be entitled to receive a Plan distribution generally in the form of an immediate single-sum payment of the value of the vested portion of MONY’s accumulated contributions and the value of the participant’s accumulated deposits. Upon retirement, participants are entitled to receive the value of funds credited to their accounts in the form of immediate fixed or variable annuity benefits providing monthly income payments starting on their retirement date, or they may elect an optional form of distribution provided by the Plan. If a participant is married, such distribution must be in the form of a qualified joint and survivor annuity benefit, unless spousal consent is received authorizing another form of distribution.

If an immediate annuity is elected, a transfer of the participant’s balance to MONY in exchange for the guarantee of all future annuity benefits will occur.

G. Plan termination

MONY may amend or modify the Plan. Moreover, MONY may terminate the Plan, although management has no intention of terminating the Plan. In the event that the Plan is terminated, participants’ accounts will become fully vested.

Retirement Plan for Field Underwriters of

MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements are prepared on an accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Interest income is accrued as earned.

Short-term securities other than money market instruments, with 60 days or less to maturity at the time of purchase are valued at amortized cost, which approximates fair value. Money market instruments are valued at cost, which approximates fair value; all other short-term securities are valued at fair value.

Common stocks are valued at the closing market prices for securities traded on national securities exchanges, or at the last “bid” prices for “over-the-counter” securities.

Bonds actively traded on a national securities exchange are valued at the last reported sales prices. Bonds traded “over-the-counter” are valued at the last reported “bid” prices.

The Plan’s investments in MONY’s Pooled Accounts Nos. 2, 4, 10B, 38 and 40, Mutual Funds, and Common Stock Fund, are valued at quoted market value. Purchases and sales of shares of ownership in these funds are recorded on a trade date basis. Realized gains or losses on sales of shares are calculated on a first-in/first-out basis.

Retirement Plan for Field Underwriters of

MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

The Plan’s investments in MONY’s GIC Fund and the GFF (Pooled Account No. 16-’99) are stated at contract value including accrued interest, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments in MONY’s Pooled Accounts, Mutual Funds and MONY’s Common Stock Fund, which consists of realized gains or losses and the unrealized appreciation or depreciation in the fair value of those investments.

The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, guaranteed interest contracts, and other investment securities, through pooled accounts. Investment securities are exposed to various risks, such as interest rate, market and credit.

Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Retirement Plan for Field Underwriters of

MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

The shares and unit values of the Plan’s investments in MONY’s Pooled Accounts, MONY’s GICs, Mutual Funds, and Common Stock Fund, which represent rounded amounts, as of December 31, 2003 and 2002, are as follows:

	December 31, 2003		December 31, 2002
	Number of Shares	Unit Value Per Share	Number of Shares	Unit Value Per Share
Pooled Accounts:
No. 2	154,236	$333.86	160,830	$252.08
No. 4	318,078	25.28	474,355	25.04
No. 10B	298,849	93.25	285,171	64.88
No. 16 -’99	95,059	12.72	99,751	12.13
No. 38	101,814	40.16	183,840	38.40
No. 40	227,654	65.11	222,379	50.95
Guaranteed Interest Contracts:
GIC 25	—	—	18,986	13.07
GIC 26	—	—	29,757	12.62
GIC 27	13,970	12.51	15,049	11.96
GIC 28	4,011,255	12.82	4,203,212	12.18
Mutual Funds:
Managed/Balanced	1,723,045	9.86	1,656,252	7.93
International	271,539	15.59	257,436	11.96
Growth	361,495	18.86	311,849	16.17
Company Stock:
Common Stock Fund	112,270	9.61	168,378	7.47

Retirement Plan for Field Underwriters of

MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

MONY’s Pooled Accounts are separate accounts whose assets and liabilities are segregated from the other assets and liabilities of MONY. Management believes these pooled account assets and liabilities will not be affected by liabilities that may arise out of any other business that MONY may conduct.

Pooled Account No. 2, the Equity Growth Fund, is a separate account primarily invested in common stocks with high earnings growth potential. Its objective is to achieve a greater total return than the stock market as a whole.

Pooled Account No. 4, the Money Market Fund, is a separate account primarily invested in commercial paper. Its objectives are to obtain a high level of current income consistent with the preservation of capital and to maintain a quality portfolio of short-term money market instruments.

Pooled Account No. 10B, the Special Equity Fund, is a separate account invested in securities of small to medium-size market capitalization companies.

Pooled Account No. 16-’99, the Government Fixed Fund, is a separate account that provides for guaranteed rates of return on principal and interest. The Fund is invested solely in obligations of the U.S. Government and U.S. Government Agencies, which include Treasury Bonds, Bills, Notes and Agency Obligations.

Pooled Account No. 38, the Public Bond Fund, is a separate account primarily invested in a diversified portfolio of publicly traded corporate bonds, concentrated in investment-grade issues in the four highest major-ranking categories established by Moody’s or Standard & Poor’s.

Pooled Account No. 40, the Equity Income Fund, is a separate account primarily invested in common stock with relatively high current yields. Its objective is to offer above-average current income and the opportunity for capital appreciation.

Guaranteed Interest Contracts are contracts with MONY that provide for guaranteed rates of return on principal invested over specified time periods. The assets supporting these contracts are invested with the general assets of MONY.

Retirement Plan for Field Underwriters of

MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Managed/Balanced Fund assets are allocated among stocks, bonds and cash equivalents based upon the portfolio manager’s evaluation of economic and market trends and the manager’s perception of the relative values available from such types of securities. There is neither a minimum nor a maximum percentage of portfolio assets that must be invested in a specific investment category.

International Fund is a diversified international asset management mutual fund that seeks capital appreciation primarily through a portfolio of non-U.S. equities.

Growth Fund invests in the stocks of companies with long-term earnings potential but which are currently selling at a discount to their estimated long-term value. The Fund’s equity selection process is generally lower risk than a typical growth stock approach.

Common Stock Fund invests primarily in MONY Group Inc. common stock, and a small percentage of cash and short-term instruments.

NOTE 3. INVESTMENTS:

The following represents investments with fair values of 5% or more of the Plan’s net assets as of December 31, 2003 and 2002:

Issuer/Description	2003	2002
MONY’s Pooled Accounts:
No. 2	$51,492,693	$40,542,366
No. 4	8,039,718	11,878,702
No. 10B	27,867,863	18,500,806
No. 40	14,823,428	11,329,965
MONY’s Guaranteed Interest Contracts:
GIC 28 (no maturity at 5.35%)	51,406,028	51,207,439
Managed/Balanced Fund	16,987,636	13,142,002

Retirement Plan for Field Underwriters of

MONY Life Insurance Company

Notes to Financial Statements

As of and for the years ended December 31, 2003 and 2002

NOTE 4. TAX STATUS:

The Internal Revenue Service (“IRS”) has determined and informed the Company, by a letter dated November 20, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. A revised plan document was submitted to the IRS for approval on June 28, 2003, and the approval on the revision is pending.

NOTE 5. ADMINISTRATIVE FEES:

All usual and reasonable expenses of the Plan and the Plan administrator are paid by the Company, but an amount approximating .15% of the net asset value is reimbursed to the Company. The Plan’s reimbursement to the Company for the year ended December 31, 2003 was $282,954.

NOTE 6. TRANSACTIONS WITH PARTIES IN INTEREST:

Fees paid during the year for trustee, recordkeeping, accounting and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Retirement Plan for Field Underwriters of

MONY Life Insurance Company

Schedule of Assets (Held at End of Year)

As of December 31, 2003

	Historical Costs	Fair Value
MONY’s Pooled Accounts:
No. 2	$54,988,934	$51,492,693
No. 4	8,008,205	8,039,718
No. 38	3,884,521	4,088,715
No. 10B	23,689,932	27,867,863
No. 16 - ’99	938,349	1,208,674
No. 40	13,326,164	14,823,428

	104,836,105	107,521,091

MONY’S Guaranteed Interest Contracts:
GIC 27 matures January 1, 2004 at 4.75%	174,712	174,712
GIC 28 no maturity date at 5.35%	11,641,356	51,406,028

	11,816,068	51,580,740

Mutual Funds:
Managed/Balanced	10,645,949	16,987,636
International Growth	3,486,166	4,231,980
Growth	6,619,834	6,817,567

	20,751,949	28,037,183

Common Stock Fund:
MONY Stock	1,085,370	1,079,423

Total	$138,489,492	$188,218,437

Retirement Plan for Field Underwriters of

MONY Life Insurance Company

Schedule of Series of Reportable Transactions

For the year ended December 31, 2003

Description of Investment	Number of Purchases	Total Value of Purchases	Number of Sales	Total Value of Sales	Historical Cost of Assets Sold	Net Realized Gain (Loss)
Money Market Fund	197	$13,447,121	524	$17,395,523	$17,257,194	$138,329
Stock (Equity) Income Fund	181	3,047,935	328	2,661,026	3,192,108	(531,082)
Special Equity Fund	239	7,266,307	458	5,842,887	7,496,276	(1,653,389)
Managed/Balanced Fund	185	2,982,004	249	2,312,542	2,420,214	(107,672)
Equity Growth Fund	215	6,875,456	401	8,649,068	10,392,826	(1,743,758)

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RETIREMENT PLAN FOR FIELD UNDERWRITERS OF MONY LIFE INSURANCE COMPANY

Date: June 23, 2004	/s/ Robert M. Beecroft
Robert M. Beecroft Secretary - Benefit Plan Administration Committee, as Plan Administrator